Room 4561

September 28, 2006

Mr. Tom W. Ward
President and Chief Executive Officer
Exabyte Corporation
2108 55th Street
Boulder, Colorado 80301

Re: **Exabyte Corporation**
        Preliminary Proxy Statement on Schedule 14A filed September 18, 2006
        File No. 0-33231

Dear Mr. Ward:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please confirm that all necessary disclosure pursuant to Item 14 of Schedule 14A has been provided. We note that information pursuant to Item 14(c)(1) has not been provided. Please include such disclosure or advise us otherwise.

2.   Please elaborate where appropriate, such as in your summary and dissolution proposal discussion, on whether the remaining liabilities subsequent to the prospective asset sale for which stockholder approval is being sought in this proxy statement will result in any liabilities for the stockholders pursuant to Delaware law or otherwise. We note that the board has and stockholders will approve a transaction and dissolution that does not

provide for the satisfaction of a significant amount of liabilities. Please further discuss the rights, if any, the holders of such remaining liabilities may have with respect to your prospective asset sale.

3.   Please address where appropriate whether stockholders have any dissenter's rights pursuant to Delaware law with respect to the prospective asset sale.

Summary Term Sheet, page 1

4.   We refer you to the disclosure on page 2 that you have dealt with Tandberg Data in the past. Please revise your proxy statement, including your background section, to provide a materially complete discussion of Exabyte's historical relationship with Tandberg Data, including a discussion of any relationship between the affiliates of Exabyte and Tandberg Data.

Letter and Notice to Stockholders

5.   Please prominently disclose and briefly discuss the fact that subsequent to your prospective asset sale there will be no assets available for distribution to the common or preferred stockholders. Also, revise to disclose the liabilities that you anticipate having following the asset sales.

Summary Term Sheet

Interests of Our Directors, Officers and Affiliates in the Asset Sale, page 3

6.   Please quantify here and in your later discussion the payments to be made to your officers including their compensation for their continuing employment. Please further disclose here the recent August 28, 2006 adoption of the senior management retention plan and the reason(s) for the adoption of such plan. We also note that the adoption of such plan appears to have necessitated the filing of a Form 8-K under Item 1.01, but such filing does not appear to have been made. Please explain.

Proposal 1, page 9

7.   We note your statement in the first paragraph that your discussion here "does not contain all of the information that you may consider to be important in determining how to vote." Please note that your discussion should be materially complete without any reference to other documents for additional material information. Please remove any implication that your discussion of the prospective asset sale is not a materially complete.

8.   Please revise your background section to better distinguish between "potential strategic buyer" and "financial bidder." In this regard, it appears that you refer to Tandberg Data

as both. Also, to the extent that "potential strategic buyer" and "financial bidder" are synonymous, reconcile your disclosure on page 11 that on July 18, 2006 the final strategic buyer (other than Tandberg Data) officially withdrew its interest and the disclosure on page 12 that on August 10, 2006, St. Charles Capital reported that two of the three financial bidders indicated that they were no longer interested in pursuing a transaction.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt, at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Amy L. Bowler
        Holland & Hart LLP
        555 Seventeenth Street, Suite 3200
        Denver, Colorado 80202-3979
        Telephone: (303) 295-8000
        Facsimile: (303) 295- 8261